Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, December 5, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 28 to December 2, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
28/11/2022	475,483	57.349289	27,268,611.98	XPAR
28/11/2022	200,000	57.203106	11,440,621.20	CEUX
28/11/2022	60,000	57.177542	3,430,652.52	TQEX
28/11/2022	50,000	57.202123	2,860,106.15	AQEU
29/11/2022	531,847	58.721358	31,230,778.09	XPAR
29/11/2022	150,000	58.613861	8,792,079.15	CEUX
29/11/2022	50,000	58.635418	2,931,770.90	TQEX
29/11/2022	35,000	58.437703	2,045,319.61	AQEU
30/11/2022	521,167	59.904313	31,220,151.09	XPAR
30/11/2022	150,000	59.902297	8,985,344.55	CEUX
30/11/2022	40,000	59.931182	2,397,247.28	TQEX
30/11/2022	40,000	59.930700	2,397,228.00	AQEU
01/12/2022	374,133	59.725877	22,345,421.54	XPAR
01/12/2022	260,000	59.618464	15,500,800.64	CEUX
01/12/2022	80,000	59.595002	4,767,600.16	TQEX
01/12/2022	40,000	59.654176	2,386,167.04	AQEU
02/12/2022	556,247	58.742837	32,675,526.85	XPAR
02/12/2022	130,000	58.678213	7,628,167.69	CEUX
02/12/2022	23,000	58.614033	1,348,122.76	TQEX
02/12/2022	23,000	58.615293	1,348,151.74	AQEU
Total	3,789,877	58.840925	222,999,868.94

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com